December 9, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re: Medora Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2010
File No. 333-169280

Dear Mr. Owings,

We represent Medora Corp. ("Medora" or, the "Company," "we," "us," or "our").  By letter dated November 8, 2010 the staff (the "Staff," "you," or "your") of the United States Securities & Exchange Commission (the "Commission") provided the Company with its comments on the Company's Registration Statement (the "Registration Statement") on Amendment No 1 to the Form S-1 filed on October 22, 2010. We are in receipt of your letter and set forth below are the Company's responses to the Staff's comments.  For your convenience, the questions are listed below, followed by the Company's response.

General
  We note your response to comment one in our letter dated October 8, 2010. In that response, you state that, although you are a development stage company, you have a specific plan and purpose. Please include in the forepart of your prospectus (a) an affirmative statement disclosing that you are not a blank check company, (b) disclosure indicating, if true, that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

  Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company(s) was formed and why.

Answer:   We have included in the forepart of our prospectus (a) an affirmative statement disclosing that we are not a blank check company, (b) disclosure indicating that we have no plans or intentions to be acquired by or to merge with an operating company nor do we, nor any of our shareholders, have plans to enter into a change of control or similar transaction or to change our management. Additionally, we have disclosed that our management or any affiliates of our company or management have not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.
  We note the revisions to your registration statement in response to comment eight in our letter dated October 8, 2010. In an appropriate place in your prospectus, please disclose the differences between your clients, your members and your registered members. Alternatively, if your clients are your members and/or registered members, please revise your registration statement to clarify for potential investors by providing consistent references. Similarly, please also disclose the difference between your "suppliers," your "vendors" and the "businesses selling a product or service." Alternatively, if your "suppliers" and "vendors" are the "businesses selling a product or service," please revise your registration statement to clarify for potential investors by providing consistent references.

  Answer:   Our disclosure has been amended to define businesses and clients and customers and registered members. We have clarified these terms and provided consistency throughout for prospective investors.

  Similarly, in the second paragraph on your prospectus cover page, you refer to the OTC Bulletin Board and then define this term as the "OTCBB." In risk factor number 17, you refer to the "Over the Counter Bulletin Board" and then define this term as the OTC Bulletin Board." Elsewhere in your registration statement, you refer to the Bulletin Board. Please revise your registration statement to provide consistent references throughout.

  Answer:   The registration statement has been revised to provide consistent references to the OTCBB Bulletin Board.

Summary of our Offering, page 6
  We note your response to comment four in our letter dated October 8, 2010 and reissue our comment in part. Please revise your disclosure to quantify the amount of funding you will need to raise over the next 12 months to continue in business. In this regard, on page 22 you disclose that you estimate your expenses for the annual period commencing October 1, 2010 to be approximately $265,000. Please disclose the amount of funding you will require over the next 12 months in your prospectus summary and disclose, if true, that you have no commitments for the funding necessary to continue in business for the next 12 months.

  Answer:   This section has been revised to disclose the amount of funding the Company will need to raise over the next year and to disclose that the Company has no commitments for the funding.

  We note your response to comment five in our letter dated October 8, 2010 and reissue our comment. We note inconsistent disclosure throughout your registration statement as to whether you have commenced operations or generated revenues. Please revise your registration statement throughout to clearly indicate whether you have or have not commenced operations and whether you have or have not generated revenue.

  Answer:   This section and throughout the registration statement has been revised to disclosed that the Company has commenced operations but has not generated revenues to date.

Management's Discussion and Analysis of Financial Condition and Results...page 17
  We note your response to comment 15 in our letter dated October 8, 2010. In its current form, your discussion of material trends, events or uncertainties that may have a material impact on your business appears relatively brief. Accordingly, we reissue our comment in part. Please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. In this regard, we note that you plan to market your services to tourist, consequentially, if applicable, please also expand your discussion to discuss any seasonal aspects that may have a material effect on your financial condition and result of operations. As another example, we note your disclosure in the last sentence of the first paragraph under the heading "Plan of Operation" on page 18. Please disclose any trends in the local economy of Jamaica that are reasonably expected to impact your results of operation or to have a material impact on your short-term and long term liquidity, including whether you believe the businesses you plan to target to offer discounts through your website will be able to participate. Please see Release No. 33-8350 for additional guidance.

  Answer:   This section has been revised to fully address Item 303 of Regulation S-K.

Liquidity and capital resources, page 21
  Under this heading you detail your anticipated liquidity needs over the next 12 months; however, these expenses are not consistent with your disclosure under the heading "Plan of Operation" nor are each of these expenses detailed in your plan of operation. By way of example only, you disclose in the fifth paragraph on page 19 that you expect marketing and advertising expense to cost $5-10,000; however, on page 22 you indicate that marketing and advertising will be $45,000. Please revise or advise.

  Answer:   This section has been revised to be consistent with the disclosures throughout the S1.

  Please also describe these expenses in enough detail so investors can understand the nature of the expense. For example, with a view toward disclosure, please tell us the differences in the types of expenses in the line items "Management and operating costs," "Salaries and consulting fees" and "General and administrative expenses." As another example, we also note your disclosure that you intend to advertise on Google and you plan to hire employees. In an appropriate place in your prospectus, please provide greater detail on when you believe you will begin to advertise on Google, when you expect to hire employees and how much these steps will cost.

  Answer:   This section has been revised to describe the expenses in detail and to provide greater detail when the Company believes it will begin to advertise on Google.

Industry Background and Analysis, page 23
  We note your response to comment 18 in our letter dated October 8, 2010. Please expand your disclosure to explain in greater detail how your "Team Buying Marketing" will allow you to reach your customers and promote your business.

  Answer:   This section has been revised to expand the disclosure in greater detail.

Our Operations and Strategies, page 26
  We note your response to comment 20 in our letter dated October 8, 2010 and reissue our comment in part as follows:
  We note your disclosure that you anticipate that the cost of creating your website will initially be around $15,000 "which will be paid through the use of proceeds from the offering." As you will not receive any proceeds from this offering, please clarify the source of capital you will use to cover the cost of creating your website.

  Answer:   This disclosure has been revised to clarify that the $15,000 will be paid from capital currently with the Company or additional private placements if needed.

  Descriptions of your planned business activities should be accompanied by a step by step discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan, including the timing of each step. In this regard, please also disclose either under this heading or under the heading "Plan of Operations" those expenses that will receive priority over others in the event funding and/or your revenues are less than you anticipate. When responding to this comment, please ensure that the disclosure of your anticipated expenses are consistent with your disclosure on page 22 under the heading "Liquidity and capital resources."

  Answer:   This section has been revised to provide a step by step discussion of how the Company will achieve its plans in detail.

  Please disclose when you expect your website to be operational and thereafter when you expect to start positing daily deals and generating revenues.

  Answer:   This section has been revised to disclose when the company expects the website to be operational and thereafter when you expect to start positing daily deals and generating revenues

Exhibit 5.1
  We note the revisions to your registration statement in response to comment 22 in our letter dated October 8, 2010. Please have counsel revise the last paragraph of its opinion to consent to the use of its name under the heading "Description of Securities."

  Answer:   The opinion has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Anslow & Jaclin